Date : June 9, 2007

Apollo Hospitals
CHENNAI
touching lives

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Notice of Board Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 26th June 2007 to consider inter alia:-

(i) the Audited Financial Results of the Company for the year ended 31st March 2007.

(ii) the Audited Consolidated Financial Results of the Company and its subsidiaries, Joint Ventures and Associate Companies for the year ended 31st March 2007.

(iii) to recommend a final dividend, if any, for the financial year ended 31st March 2007.

The above said financial results shall be published on or before 28th June 2007.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Dlw 7/5

IS/ISO 9001 : 2000

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